                Buffered Enhanced Participation Notes Linked to
    a Basket of Currencies Relative to the U.S. Dollar due December 1*, 2011

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Indicative Terms as of May 12, 2010
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CUSIP             2515A0 4B 6

Issuer:           Deutsche Bank AG, London Branch

Tenor:            18 months

Basket:           The securities are linked to the performance of an equally weighted basket consisting of the Brazilian real, the Norwegian krone, the Indonesian rupiah, the Chinese renminbi and the
                  Singapore dollar (each, a "Basket Currency," together, the
                  "Basket Currencies") relative to the U.S. dollar.

Reference         U.S. Dollar
Currency:

Participation Rate: 110.00% to 120.00% (TBD on the Trade Date)

Payment at        At maturity, you will receive a cash payment for each $1,000 face
Maturity:         amount of securities as follows:

                    o    If the Basket Performance is greater than zero,

                      $1,000 + ($1,000 x Basket Performance x Participation Rate).

                    o    If the Basket Performance is less than or equal to
                         -10%, $1,000.

                    o    If the Basket Performance is less than -10%,

                         $1,000 +  [$1,000  x  (Basket  Performance  +  Downside
                         Protection)];  provided  that, the maximum loss on your
                         investment  will be -90%,  subject to the credit of the
                         Issuer.
Downside          10%
Protection:

Basket            The Basket Performance (expressed as a percentage) will be calculated
Performance       as follows:
                  [(BRL Basket Currency Performance x1/5) + (NOK Basket Currency
                  Performance x 1/5) + (IDR Basket Currency Performance x 1/5) +
                  (CNY Basket Currency Performance x 1/5) + (SGD Basket Currency
                  Performance x 1/5)]

Basket Currency   For each Basket Currency, the Basket Currency Performance will
Performance:      be calculated as follows:

                    Basket Currency Starting Level - Basket Currency Ending Level
                                    Basket Currency Starting Level

Basket Currency   For each Basket Currency, the Spot Rate for such Basket Currency on
Starting Level:   the Trade Date.

Basket Currency:  For each Basket Currency, the Spot Rate for such Basket Currency on
Ending Level:     the Final Valuation Date.

Spot Rate:        For each Basket Currency, the spot exchange rate for such
                  currency against the U.S. dollar, as determined by the
                  calculation agent by reference to the fixing sources. The Spot
                  Rates for each Basket Currency is expressed as units of the respective Basket Currency per one U.S. dollar.

Discounts and       Deutsche Bank Securities Inc. ("DBSI") and Deutsche bank Trust
Commissions:      Company Americas ("DBTCA") will receive a fee from the Issuer that will not exceed $15.00 per $1,000 face amount of
                  securities.  DBSI and DBTCA, the agents for this offering, are
                  affiliates of ours.   For more information see "Supplemental
                  Underwriting Information (Conflicts of Interest)" in term sheet
                  No. 881ZZ.

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                               Best Case Scenario
---------------------------------------------------------------
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If the Basket  Performance is positive,  at maturity  investors will receive the face amount of $1,000 plus $1,000  multiplied  by 110.00% to 120.00% (TBD on the
Trade  Date) of the Basket  Performance.  Because the  maximum  Basket  Currency
Performance  is 100%,  the return on the securities is capped to 110% to 120.00%
of the face amount.
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                     Worst Case Scenario
---------------------------------------------------------------
---------------------------------------------------------------
If the Basket  Performance  is less than -10%, an  investment in the  securities will  decline  by 1% for every 1% decline  in the  Basket  beyond  the  Downside
Protection. The maximum loss on an investment is 90%.
---------------------------------------------------------------
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                           Benefits
---------------------------------------------------------------
---------------------------------------------------------------
|X| Exposure to the  performance of a basket  consisting of the Brazilian real, the Norwegian krone, the Indonesian  rupiah,  the Chinese renminbi and the Singapore dollar relative to the U.S. dollar.
|X| Potential  to  receive a return  equal to  110.00% to 120.00%  of any positive Basket Performance.
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                         Risk Factors
---------------------------------------------------------------
---------------------------------------------------------------
|X| Because the  securities  do not offer  principal  protection of your investment and the return of the securities is linked to the  performance of the Basket, you may lose up to 90% of your initial investment.
|X| An  investment  in the  securities  is  subject  to the credit of the
    Issuer.
|X| You will not  receive  any  coupon  payments  during the term of the securities.
|X| Investing in the securities is not equivalent to investing  directly in the Basket Currencies.
|X| Currency  markets may be  volatile,  and the Basket  Currencies  are subject to legal and regulatory risks.

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                       Important Dates
---------------------------------------------------------------
---------------------------------------------------------------
 Trade   Date.........................................................May   25*,
 2010 Settlement  Date..................................................May 28*,
 2010  Final  Valuation  Date.....................................November  25*,
 2011 Maturity Date..............................December 1*, 2011 (18 months)
*Expected.  In the event that we make any change to the expected  Trade Date and
Settlement  Date, the Final  Valuation Date and Maturity Date will be changed so that the stated terms of the securities remain the same.

---------------------------------------------------------------

                      NOT FDIC / NCUA INSURED OR GUARANTEED
 MAY LOSE VALUE NO BANK GUARANTEE NOT A DEPOSIT / NOT INSURED OR GUARANTEED BY ANY FEDERAL
                               GOVERNMENTAL AGENCY

                                                  ISSUER FREE WRITING PROSPECTUS
                                                      Filed Pursuant to Rule 433
                                           Registration Statement No. 333-162195
                                                              Dated May 12, 2010

Basket Currency	Fixing Source	Fixing Time	Basket Weighting
Brazilian Real (“BRL”)	BRL PTAX at Reuters Page BRFR	6:00 p.m. São Paulo	1/5
Norwegian Krone (“NOK”)	Reuters Page: WMRSPOT05	4:00 p.m. London	1/5
Indonesian Rupiah (“IDR”)	IDR ABS at Reuters Page ABSIRFIX01	11:30 a.m. Singapore	1/5
Chinese Renminbi (“CNY”)	CNY SAEC at Reuters Page SAEC	9:15 a.m. Beijing	1/5
Singapore Dollar (“SGD”)	SGD ABS at Reuters Page ABSIRFIX01	11:30 a.m. Singapore	1/5

Return Scenarios at Maturity Hypothetical Examples (Assumes a Participation Rate of 115%)
Hypothetical Basket Performance (%)	Payment at Maturity (per $1,000 invested)	Percentage Return (%)
100.00%	$2,150.00	115.00%
80.00%	$1,920.00	92.00%
60.00%	$1,690.00	69.00%
40.00%	$1,460.00	46.00%
20.00%	$1,230.00	23.00%
0.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$900.00	-10.00%
-40.00%	$700.00	-30.00%
-60.00%	$500.00	-50.00%
-80.00%	$300.00	-70.00%
-100.00%	$100.00	-90.00%
-120.00%	$100.00	-90.00%
-140.00%	$100.00	-90.00%
-200.00%	$100.00	-90.00%
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the securities.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The numbers appearing in the above table have been rounded for ease of analysis.

Risk Factors
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your investment. The return on the securities at maturity is linked to the performance of the Basket Currencies and will depend on whether, and the extent to which, the Basket Performance is positive or negative. If the Basket Performance is less than -10%, for any decline in the Basket Performance beyond the Downside Protection, you may lose up to 90% of your initial investment.

THE RETURN ON THE SECURITIES IS SUBJECT TO MARKET RISK– The return on the securities at maturity is linked to the performance of the Basket Currencies relative to the U.S. dollar and will depend on whether, and the extent to which, the Basket Performance is positive. Any positive Basket Performance will depend on the aggregate performance of each Basket Currency relative to the U.S. dollar. Historical performance of the Basket Currencies should not be taken as an indication of the future performance of the Basket Currencies during the term of the securities.

PAYMENT AT MATURITY OF THE SECURITIES IS SUBJECT TO OUR CREDITWORTHINESS – Payment at Maturity of the securities is subject to our creditworthiness. An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the securities.

NO PERIODIC COUPON — You will not receive periodic coupon payments on the securities.

YOUR MAXIMUM POSSIBLE RETURN ON THE SECURITIES IS LIMITED BECAUSE THE MAXIMUM CURRENCY PERFORMANCE IS 100% — For each Basket Currency, the maximum Basket Currency Performance will equal 100%, resulting in a maximum Basket Performance of 100% and, therefore, a maximum possible Payment at Maturity equal to between $2,100.00 and $2,200.00 per $1,000 face amount of securities, based on the Participation Rate of between 110% and 120% (the actual Participation Rate will determined on the Trade Date).

INVESTING IN THE SECURITIES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET CURRENCIES – You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Currencies. In addition, the Basket Performance is based on the Basket Currency Performance for each Basket Currency, which is dependent solely on the stated formula set forth above and not on any other formula that could be used for calculating currency performances.

POSITIVE PERFORMANCE OF ONE OR MORE BASKET CURRENCIES MAY BE OFFSET BY LOSSES IN THE PERFORMANCE OF OTHER BASKET CURRENCIES – The securities are linked to the performance of an equally weighted basket composed of five currencies relative to the U.S. dollar. The performance of the Basket will be based on the appreciation or depreciation of the Basket as a whole. Therefore, positive performances of one or more Basket Currencies may be offset, in whole or in part, by negative performances of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Performance equal to or less than zero.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – Certain built-in costs, such as the agent’s commission and our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity. You should be willing and able to hold your securities to maturity.

LACK OF LIQUIDITY – The securities will not be listed on any securities exchange.

CURRENCY MARKETS MAY BE VOLATILE AND THE BASKET CURRENCIES ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS – Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. Some of the Basket Currencies are the currencies of emerging market countries, and emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Currency exchange risk and political or economic instability of the emerging markets are likely to have an adverse effect on the performance of the Basket Currencies, and, consequently, the return on the securities and your Payment at Maturity.

POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKET MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates may hedge our foreign currency exposure from the securities by entering into foreign exchange and currency derivative transactions, such as over-the-counter options. Such trading and hedging activities may affect the Spot Rates and make it less likely that you will receive a positive return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Spot Rates on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Spot Rates. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the securities.
THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet.

See “Selected Risk Considerations” in term sheet No. 881ZZ and “Risk Factors” in the accompanying product supplement for additional information.

Risk Factors
This fact sheet does not contain all the relevant terms and conditions. This fact sheet must be read in conjunction with term sheet No. 881ZZ, the accompanying product supplement ZZ, prospectus supplement and prospectus. Full details of the terms and conditions, including risk factors and tax treatment, associated with this instrument are described in term sheet No. 881ZZ, the accompanying product supplement ZZ, prospectus supplement and prospectus, which should be read carefully before investing.

We have sent you this document in our capacity as a potential counterparty acting at arm's length. We are not acting as your financial adviser or in a fiduciary capacity in respect of this proposed transaction or any other transaction with you unless otherwise expressly agreed by us in writing. Prospective investors should understand and discuss with their professional tax, legal, accounting and other advisors the effect of a transaction they may enter into.

Before entering into any transaction you should take steps to ensure that you understand and have made an independent assessment  of the appropriateness of the transaction in light of your own objectives and circumstances, including the possible risks and benefits of entering into such transaction. You should also consider making such independent investigations as you consider necessary or appropriate for such purposes.

The past performance of securities, currency exchange rates or other instruments referred to herein does not guarantee or predict future performance. Please note: market values may be affected by a number of factors including commodity values, interest rates, volatility, time to maturity, dividend yields and issuer credit ratings.  These factors are interrelated in complex ways, and as a result, the effect of any one factor may be offset or magnified by the effect of another factor.

The securities referred to herein involve risks, which may include interest rate, commodity, currency, credit, political, liquidity, time value, commodity and market risk and are not suitable for all investors.

These instruments are not insured by the Federal Deposit Insurance Corporation (FDIC) or any other U.S. governmental agency. These instruments are not insured by any statutory scheme or governmental agency of the United Kingdom. The distribution of this document and availability of these products and services in certain jurisdictions may be restricted by law.

We or our affiliates, or persons associated with us or such affiliates, may: maintain a long or short position in securities referred to herein, or in related futures or options, purchase or sell, make a market in, or engage in any other transaction involving such securities, and earn brokerage or other compensation.
Deutsche Bank does not provide accounting, tax or legal advice.

“Deutsche Bank” means Deutsche Bank AG and its affiliated companies, as the context requires. Deutsche Bank Private Wealth Management refers to Deutsche Bank's wealth management activities for high-net-worth clients around the world.  Deutsche Bank Alex. Brown is a division of Deutsche Bank Securities Inc.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 881ZZ and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 881ZZ and this fact sheet if you so request by calling toll-free 1-800-311-4409.